EXHIBIT 99.1


                               -EARNINGS RELEASE-
        ELRON ELECTRONIC INDUSTRIES ANNOUNCES NET INCOME OF $3.4 MIILION
                           IN THE FIRST HALF OF 2007

Tel Aviv, Israel, August 16, 2007 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported a net income for the second quarter and for the first half of 2007 of $0.8 million, or $0.03 per share, and $3.4 million, or $0.11 per share, respectively. In the second quarter and first half of 2006, Elron reported a net loss of $6.4 million, or $0.22 per share, and $9.9 million, or $0.34 per share, respectively.

The net income Elron reported in the three months ended June 30, 2007 resulted mainly from a gain, net of tax, of approximately $4.1 million from the sale of real estate in Carmiel, Israel, by Elron's wholly owned subsidiary, Elbit Ltd., and from a tax benefit of approximately $3.0 million. The net income Elron reported in the first half of 2007, also included a $9.1 million gain (net of tax) from the merger between NetVision, Barak and GlobCall which was completed in the first quarter of 2007.

The above gains were offset by losses, net, which Elron recorded with respect to its group companies in the amount of $6.6 million and $14.0 million in the three and six month periods ended June 30, 2007, respectively.

The net loss Elron reported in the three and six months ended June 30, 2006 resulted mainly from its share in the net loss of its group companies in the amount of $7.0 million and $12.0 million, respectively, and from the absence of gains from sales of Elron's share of group companies in both periods.

During the second quarter Elron's subsidiary, STARLING ADVANCED COMMUNICATIONS LTD. ("Starling"), which is developing a revolutionary antenna that enables airborne broadband connectivity, completed its initial public offering ("IPO") on the Tel Aviv Stock Exchange, in Israel, of shares and convertible securities for aggregate gross proceeds of approximately NIS 57 million (approximately $14 million), approximately half of which consisted of convertible debentures. Elron invested approximately $4 million as part of the IPO. In addition, immediately prior to the IPO, existing shareholders of Starling, including Elron and its subsidiary, RDC - Rafael Development Corporation ("RDC"), converted shareholder loans in the amount of approximately $6.5 million into equity and options on convertible debentures of Starling. As a result of the IPO, Elron's combined holding (together with RDC) in Starling decreased from 73% to approximately 68% (or 50% Elron's direct holding and its share in the holding of RDC). Since Starling is considered a development stage company the gain from the decrease in Elron's holding in Starling in the amount of $2.5 million was recorded as capital reserve.


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

LIQUIDITY AND SHAREHOLDERS' EQUITY

As of June 30, 2007, Elron's cash, debentures and deposits amounted to approximately $83.5 million compared with $123.5 million at December 31, 2006. During the first half of 2007, Elron invested approximately $41.5 million, of which $11.9 million was in six new companies and the balance in existing group companies, of which $18.7 million was for the purchase of shares of Given Imaging.

New Investments in the first half of 2007 included:

     i. Two water technology companies, namely AQWISE - WISE WATER SOLUTIONS LTD. (34% HOLDING), which provides advanced biological wastewater treatment technologies and BPT (BIO-PURE TECHNOLOGY) LTD. (19% HOLDING), which provides advanced membrane-based separation solutions based on NF (Nano-Filtration) membranes.

     ii. RADLIVE LTD. (25% HOLDING) which is developing infrastructure and applications for High Definition Telephony.

     iii. POCARED DIAGNOSTICS LTD. (20% HOLDING), which provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD).

     iv. Two companies in the Internet and cellular field, namely JOURNEYS LTD., which is in the Massive Multiplayer On-line Gaming (MMOG) arena, developing a casual Internet multiplayer game appealing to a wide audience, and MUSESTORM LTD. (23% HOLDING), which is engaged in developing innovative technology for the distribution of a variety of content over the web.

Shareholders' equity at June 30, 2007, was approximately $303.5 million, representing approximately 91% of the total assets compared with $297.5 million representing approximately 91% of the total assets at December 31, 2006.

"During the second quarter, we continued to invest in and build our group companies. In addition, many of our group companies have seen good progress in developing their products and growing revenues." said Doron Birger, Elron's President and CEO.

Investors may access Elron's second quarter financial report and a detailed management report on the company's web site: www.elron.com


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

CONFERENCE CALL DETAILS:

THURSDAY, AUGUST 16, 2007 10:00 A.M. (EDT); 5:00 P.M. ISRAEL

DIAL IN NUMBERS:

IN THE US: 1 888 668 9141

IN THE UK: 0 800 051 8913

IN ISRAEL: 03 918 0691

INTERNATIONAL PARTICIPANTS: +972 3 918 0691

For your convenience, a REPLAY OF THE CALL will be available starting two hours after the call ends until Wednesday, August 22, 2007. To access the replay please dial 1-888-782-4291 (US), 972-3-925-5927 (ISRAEL) AND 0-800-028-6837
(UK).

A replay of the call will also be available for ninety days on the company website.

ELRON ELECTRONIC INDUSTRIES LTD. (TASE & NASDAQ: ELRN), A MEMBER OF THE IDB HOLDING GROUP, IS A LEADING ISRAEL-BASED TECHNOLOGY HOLDING COMPANY DIRECTLY INVOLVED IN THE LONG-TERM PERFORMANCE OF ITS GROUP COMPANIES. ELRON IDENTIFIES POTENTIAL TECHNOLOGIES, CREATES STRATEGIC PARTNERSHIPS, SECURES FINANCING, AND RECRUITS HIGHLY QUALIFIED MANAGEMENT TEAMS. ELRON'S GROUP COMPANIES CURRENTLY COMPRISE A DIVERSE RANGE OF PUBLICLY-TRADED AND PRIVATELY HELD COMPANIES PRIMARILY IN THE FIELDS OF MEDICAL DEVICES, INFORMATION & COMMUNICATIONS TECHNOLOGY, CLEAN TECHNOLOGY AND SEMICONDUCTORS. FOR FURTHER INFORMATION, PLEASE VISIT WWW.ELRON.COM

CONTACT:

Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

Tables to follow


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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of U.S. Dollars

                                                                JUNE 30,    DECEMBER 31,
                                                                 2007          2006
                                                             ------------   ------------
                                                              UNAUDITED
                                                             ------------

ASSETS
  Total current assets                                       $    107,279   $    134,033
                                                             ------------   ------------

INVESTMENTS AND LONG-TERM RECEIVABLES
  Investments in affiliated companies                             134,090        100,392
  Investments in other companies and long-term receivables         73,845         68,215
  Deferred taxes                                                   10,010          9,182
  Severance pay deposits                                            1,798          1,662
                                                             ------------   ------------

Total Investments and long-term receivables                       219,743        179,451
                                                             ------------   ------------

PROPERTY AND EQUIPMENT, NET                                         1,434          7,223
                                                             ------------   ------------

  INTANGIBLE ASSETS                                                 5,533          5,542
                                                             ------------   ------------

  Total assets                                               $    333,989   $    326,249
                                                             ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
  Total current liabilities                                  $     17,647   $     20,535
                                                             ------------   ------------

LONG-TERM LIABILITIES
  Long-term loans from banks and others                             2,180          2,113
  Convertible debentures                                            5,207             --
  Option on convertible debentures                                  1,002             --
  Accrued severance pay and retirement obligations                  2,481          2,209
  Deferred taxes                                                      214          1,408
                                                             ------------   ------------

  Total long-term liabilities                                      11,084          5,730
                                                             ------------   ------------

MINORITY INTEREST                                                   1,786          2,480
                                                             ------------   ------------

  Total shareholders' equity                                      303,472        297,504
                                                             ------------   ------------

  Total liabilities and shareholders' equity                 $    333,989   $    326,249
                                                             ============   ============


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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands of U.S. Dollars, except share and per share data

                                                                    SIX MONTHS ENDED           THREE MONTHS ENDED
                                                                        JUNE 30,                    JUNE 30,             YEAR ENDED
                                                                ------------------------    ------------------------    DECEMBER 31,
                                                                   2007          2006          2007          2006           2006
                                                                ----------    ----------    ----------    ----------    -----------
                                                                                      UNAUDITED
                                                                ----------------------------------------------------

INCOME
Net revenues                                                    $    2,164    $    7,138    $    1,183    $    3,816    $   12,863
Equity in losses of affiliated companies                            (8,347)      (11,866)       (3,039)       (8,371)      (17,740)
  Gain (loss) from disposal of businesses
    and affiliated companies and changes
    in holdings in affiliated companies,
    net                                                             12,541            (7)          824           (23)        2,547
Other income, net                                                    6,130         3,367         5,657           738        29,310
Financial income, net                                                1,805         2,280           408         1,196         4,051
                                                                ----------    ----------    ----------    ----------    ----------
                                                                    14,293           912         5,033        (2,644)       31,031
                                                                ----------    ----------    ----------    ----------    ----------

COSTS AND EXPENSES                                                  13,558        17,788         6,753         9,274        36,113
                                                                ----------    ----------    ----------    ----------    ----------

Income (loss) before taxes on income                                   735       (16,876)       (1,720)      (11,918)        5,082
  Tax benefit (Taxes on income)                                       (568)          (99)          954           183        (1,110)
                                                                ----------    ----------    ----------    ----------    ----------
Income from continuing operations after
  taxes on income                                                      167       (16,975)         (766)      (11,735)        6,192
Minority interest in losses of subsidiaries                          3,209         7,037         1,574         5,310         9,224
                                                                ----------    ----------    ----------    ----------    ----------

Net income (loss)                                                    3,376        (9,938)          808        (6,425)        3,032
                                                                ==========    ==========    ==========    ==========    ==========

Income (loss) per share:
Basic:

Net income (loss)                                                     0.11         (0.34)         0.03         (0.22)         0.10
                                                                ==========    ==========    ==========    ==========    ==========

 Diluted:

 Net income (loss)                                                    0.11         (0.35)         0.02         (0.22)         0.07
                                                                ==========    ==========    ==========    ==========    ==========

Weighted average number of ordinary
  shares used in computing basic net
  income per share (thousands)                                      29,603        29,523        29,605        29,532        29,532
                                                                ==========    ==========    ==========    ==========    ==========
Weighted average number of ordinary
  shares used in computing diluted net
  income per share (thousands)                                      29,704        29,523        29,713        29,532        29,624
                                                                ==========    ==========    ==========    ==========    ==========


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

MANAGEMENT REPORT FOR THE SECOND QUARTER ENDED JUNE 30, 2007

The following discussion should be read in conjunction with our Condensed unaudited Interim Consolidated Financial Statements as of June 30, 2007 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2006 and notes thereto, filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2006 ("2006 20-F"). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron's group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT) ("Elbit Systems"), and from the sale of our shares in Partner Communications Company Ltd. (Nasdaq: PTNR) ("Partner") in 2005 and 2006. Total proceeds from exit transactions since 2004 amounted to approximately $375 million. We used the proceeds to distribute a dividend, in 2005, of $88.5 million to our shareholders and to continue investing in existing and new group companies. Since 2004 we and our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), invested approximately $220 million of which approximately $98 million was in 17 new companies and the balance of approximately $122 million was in existing group companies (mainly in Given Imaging). Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital. However, there is no assurance that a downturn will not re-occur or that the technology sector will continue to grow.

MAJOR TRANSACTIONS AND INVESTMENTS DURING THE FIRST HALF OF 2007 AND
SUBSEQUENTLY

NETVISION LTD. ("NETVISION") (TASE: NTSN). On January 25, 2007, NetVision, then held 36% by Elron and 36% by Discount Investment Corporation Ltd. ("DIC"), a 49% shareholder of Elron, completed a merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and a merger between NetVision and GlobCall Communications Ltd. ("Globcall"). Barak was prior to the merger a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are all part of the IDB group. Following the transactions, Elron's, DIC's and Clal's holdings in NetVision were approximately 18%, 25% and 29%, respectively. As a result of the Barak merger and GlobCall merger, we recorded a gain of $10.3 million ($9.1 million net of tax).

On June 26, 2007, Netvision consummated a transaction according to which its wholly owned subsidiary, NANA, and Channel 10 established a new company under common control, namely NANA10. Nana is a portal that provides a variety of content and e-commerce services. Channel 10 is an Israeli commercial television channel. Following the transaction, NANA10 holds exclusive rights for use of television contents of Channel 10 on the Internet. As a result of the transaction NetVision recorded a gain (net of tax) of approximately $5.3 million, of which Elron's share was approximately $1 million.

In June 2007, NetVision raised in a private placement an amount of approximately NIS 52 million (approximately $12 million). As a result, our holdings in NetVision decreased to approximately 17%, resulting in a gain of approximately $1 million.

Elron continues to account for NetVision under the equity method due to a shareholders agreement between DIC, Elron and Clal in connection with voting at shareholders meetings including the appointment of directors.

CHIPX INC. ("CHIPX"). In February 2007, ChipX, a provider of differentiated ASIC (application specific integrated circuits) solutions, in which we hold 29%, completed the acquisition of the US ASIC business assets of Oki Semiconductor Company, a division of Oki America Inc. Oki is a global semiconductor company headquartered in Japan with offices worldwide offering a full range of digital integrated circuits from real time controllers to micro processors and network devices focusing on the communications and security industries. In addition, ChipX and Oki Semiconductor have signed a collaboration agreement which will enable ChipX to gain access to Oki Semiconductor's technology, libraries and foundry services. This transaction will boost ChipX's ASIC team capabilities and enable it to offer its customers a range of differentiated ASIC solutions of embedded arrays, gate arrays, structured ASICs and standard cell ASICs. In April, 2007 ChipX completed a private placement of $4.0 million from existing shareholders, of which we invested $1.3 million. The proceeds will be used mainly to finance ChipX sales and marketing activities in connection with the acquisition of the US ASIC business of Oki Semiconductors.

NEW INVESTMENT IN AQWISE - WISE WATER SOLUTIONS LTD. ("AQWISE"). On March 15, 2007 we completed the acquisition of approximately 34% of the outstanding shares of AqWise, an Israeli-based water technology company, from certain existing shareholders of AqWise in consideration for approximately $3.4 million. AqWise provides advanced biological wastewater treatment technologies which increase capacity and nutrient removal in wastewater


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

treatment plants, utilizing advanced bio film technology. AqWise's solutions have been implemented worldwide in over 20 municipal and industrial plants, in various fields: pulp and paper, food and beverage, agricultural wastewater, chemical plants and aquaculture farms.

NEW INVESTMENT IN BPT (BIO-PURE TECHNOLOGY) LTD. ("BPT"). On April 19, 2007, Elron completed a new investment of approximately $1.1 million in BPT out of a $2.5 million financing round in consideration for approximately 20% of BPT's equity on a fully diluted basis and on an as converted basis. BPT, an Israeli based water technology company, provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and chemical process industries, employing its proprietary HMT(TM) (Hybrid Membrane Treatment (solution, based on NF (Nano-Filtration) membranes. BPT's solutions address aggressive wastewater streams and water-intensive applications in a wide range of industries, such as pharmaceuticals, chemicals, agrochemicals, metals, food & beverage, drinking water, water re-use and desalination.

NEW INVESTMENT IN RADLIVE LTD. ("RADLIVE"). On May 30, 2007, Elron completed a new investment of approximately $3.75 million in RADLIVE as part of an aggregate investment of approximately $7.65 million, in consideration for approximately 25% of RADLIVE's equity on a fully diluted basis and on an as converted basis. RADLIVE, an Israeli company is engaged in the development of high definition telephony technologies and applications. RADLIVE is developing infrastructure and applications for High Definition Telephony, providing high quality voice for telephony calls.

NEW INVESTMENT IN POCARED DIAGNOSTICS LTD. ("POCARED"). On June 12, 2007, Elron completed a new investment of approximately $5.35 million in Pocared as part of an aggregate investment of $10.7 million. The investment was in two installments: the first of $3.5 million was invested immediately, and an additional $1.9 million is subject to the fulfillment of a milestone by Pocared. Following our aggregate investment, we will hold approximately 20% of Pocared's equity on a fully diluted basis and on an as converted basis. Pocared, an Israeli-based medical device company provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared's wide technological platform may be used to address a wide range of medical and industrial diagnostic applications.

NEW INVESTMENTS IN THE INTERNET AND CELLULAR FIELD. On July 1, 2007, we provided a convertible loan of $0.3 million (as part of total loan of $0.6 million) to JOURNEYS LTD. ("JOURNEYS"), an Israeli company which is in the Massive Multiplayer On-line Gaming (MMOG) arena. Journeys is engaged in the development of a casual internet multiplayer game appealing to a wide audience. On July 11, 2007, Elron completed a new investment of $1 million in MUSESTORM LTD. ("MUSESTORM"), an Israeli company engaged in developing innovative technology for the distribution of a variety of content over the web. Following the investment, Elron holds approximately 23% of MuseStorm's equity on a fully diluted basis and on an as converted basis. MuseStorm's technology enables media suppliers to easily distribute their content to many bloggers, social networks, internet sites, computers and mobile telephones with the ability to monitor effectiveness of the content after distribution. Users of MuseStorm's technology include Globes, a leading Israeli financial on-line and print newspaper, The Washington Post and record and media companies in the United States.

SALE OF REAL ESTATE. On June 18, 2007, Elron's wholly owned subsidiary, Elbit Ltd. completed the sale of Elbit's real estate in Carmiel, Israel, for approximately $11.6 million. As a result of the sale, we recorded a gain, net of tax of approximately $4.1 million, in the second quarter of 2007.

STARLING ADVANCED COMMUNICATIONS LTD. ("STARLING")- INITIAL PUBLIC OFFERING ("STARLING IPO") (TASE: STLG). On June 13, 2007, Starling completed its initial public offering on the Tel Aviv Stock Exchange ("TASE"), in Israel, of shares and convertible securities (convertible interest-bearing and NIS, Israeli CPI linked debentures ("Convertible Debentures") and options to the Convertible Debentures ("Options to Convertible Debentures")) for aggregate gross proceeds of approximately NIS 57 million (approximately $14 million), approximately half of which consists of Convertible Debentures. An amount of $6.8 million proceeds from the issuance of the Convertible Debentures is restricted and will be released from the restrictions and will be used by Starling only upon achieving certain milestones, no later than November 30, 2008. We invested approximately $4 million as part of the offering. In addition, immediately prior to the IPO, existing shareholders of Starling, including us and our subsidiary, RDC, converted shareholder loans in the amount of approximately $6.5 million into equity and Options to Convertible Debentures of Starling. As a result of Starling's IPO, our combined holding in Starling decreased from 73% to approximately 68% (or 50% Elron's direct holding and its share in the holding of RDC). Starling is considered a development stage Company. Accordingly, the changes in our and RDC's proportional shares of Starling's equity, resulting from the decrease in our and RDC's holdings in Starling, have been accounted for as an equity transaction and as a result a capital reserve of approximately $3.4 million ($2.5 million after minority interest) was recorded. Since we still have control over Starling, we continue to account for Starling as a consolidated subsidiary.

According to SFAS No. 133 "Accounting For Derivative instruments And Hedging Activities" as amended by SFAS 155 "Accounting For Certain Hybrid Financial Instruments" the Convertible Debentures and the Options to Convertible Debentures are to be presented, in each reporting period, at their fair value in the balance sheet and the changes in fair value will be charged to finance income, net. As of June 30, 2007 the minority portion in the Convertible Debentures and in the Options to Convertible Debentures amounted to $5.2 million and $1 million, respectively, and were presented as part of long term liabilities in our consolidated balance sheets. Accordingly, our future results of operations will be affected from changes in the market value of the Convertible Debentures and the Options to Convertible Debentures.

PURCHASE OF GIVEN IMAGING LTD. ("GIVEN IMAGING") SHARES. During May 2007, we purchased 717,367 shares of Given Imaging on the open market for an aggregate purchase price of approximately $18.7 million. As a result, our direct and indirect (through our subsidiary RDC) interest in Given Imaging increased from approximately 21% to approximately 23% of the outstanding shares of Given Imaging. DIC simultaneously purchased the same number of shares of Given Imaging for the same aggregate purchase price and is now owns approximately 16% of the outstanding shares of Given Imaging. The excess cost of the purchase price over our share in the equity acquired amounted to approximately $16.1 million and was allocated as follows: $8.3 million to intangible assets other than goodwill, such as customer base and technology, $1.4 million to in-process research and development activities, and $6.4 million to goodwill. Products which did not receive marketing clearance by regulatory authorities as of the acquisition date, were considered to be incomplete and accordingly the amount allocated to such products is considered to be in-process research and development activities ("IPR&D"). The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". The amounts allocated to intangible assets other than goodwill are being amortized on a straight-line basis over their expected useful life of 7.75-12.75 years.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

See our 2006 20-F under Item 10 "Additional Information - Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if we are a Passive Foreign Investment Company ("PFIC")", concerning Elron's status with respect to the U.S. tax provisions regarding PFIC.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2006 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described under item 5 to our 2006 20-F under "Critical Accounting Policies".

On January 1, 2007 we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). For more information regarding FIN 48, see our Condensed Interim Consolidated Financial Statements as of June 30, 2007. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Company's retained earnings and financial position.

BASIS OF PRESENTATION

CONSOLIDATION. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

                       Three and Six months ended June 30,
--------------------------------------------------------------------------------
             2007                                         2006
--------------------------------      ------------------------------------------
RDC                                   RDC                     3DV(1)
SELA                                  Galil Medical(1)        Starling
Medingo                               SELA                    Enure(2)
Starling                              Medingo

----------
     (1)  Galil Medical and 3DV had been consolidated through December 2006.

     (2)  Enure had been consolidated through August 2006.

EQUITY METHOD. Our main group companies held by us or through Elbit, DEP and/or RDC accounted for under the equity method of accounting include:

                   Three and six months ended June 30,
----------------------------------------------------------------------------
               2007                                       2006
---------------------------------          ---------------------------------
Given Imaging        3DV(1)                Given Imaging     AMT
NetVision            AMT                   Oncura(2)         Notal Vision
ChipX                Notal Vision          NetVision         CellAct(3)
Wavion               AqWise(4)             ChipX
Galil Medical(1)     RADLIVE(5)            Wavion

----------

     (1) Galil Medical and 3DV have been accounted based on the equity method since December 2006

     (2)  Oncura was sold in December 2006

     (3)  CellAct was sold in February 2007

     (4)  AqWise was purchased in March 2007

     (5)  RADLIVE was purchased in May 2007


OTHER INVESTMENTS. Our main group companies held by us which are accounted for under the cost method or as available-for-sale include:

COST:

                                                          As of June 30,
-----------------------------------------------------------------------------------------------------------
                               2007                                                       2006
---------------------------------------------------------------     ---------------------------------------
Jordan Valley              NuLens               Enure(1)            Jordan Valley            BrainsGate
Impliant                   Safend               Pocared(2)          Impliant                 NuLens
Teledata                   Neurosonix           BPT(3)              Teledata
BrainsGate                 Atlantium

----------------

     (1)  Enure has been accounted at cost from August 2006

     (2)  Pocared was purchased in June 2007

     (3)  BPT was purchased in April 2007


AVAILABLE-FOR-SALE SECURITIES - As of June 30, 2007 - Elbit Vision Systems and M-Wise.

RESULTS OF OPERATIONS

THREE AND SIX MONTHS ENDED JUNE 30, 2007 COMPARED TO THREE AND SIX MONTHS ENDED JUNE, 2006.

The following tables set forth our results of operations in the reported period:

                               Three months ended         Six months ended
                                    June 30,                  June 30,
                               -------------------      --------------------
                                2007        2006         2007         2006
                               ------     --------      ------      --------
                                   (millions of $, except per share data)
                               ---------------------------------------------
                                                 Unaudited
                               ---------------------------------------------
Net income (loss)                0.8        (6.4)         3.4         (9.9)
Net income (loss) per share     0.03       (0.22)        0.11        (0.34)


The net income we reported in the three and six months ended June 30, 2007 resulted mainly from the following:

(i) a gain, net of tax, of approximately $4.1 million resulting from the sale of Elbit's real estate in Carmiel, Israel; and

(ii) a tax benefit of approximately $3.0 million resulting from the decrease in our previous valuation allowance in respect of carryforward tax losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

The net income we reported in the first half of 2007 also included a $9.1 million gain (net of tax) from the merger between NetVision, Barak and Globcall which was completed during the first quarter of 2007.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $6.6 million and $14 million in the three and six month periods ended June 30, 2007, respectively, which included mainly the following: (i) our share in the net losses of Starling, Medingo, ChipX, Wavion, AMT, Galil Medical and 3DV; (ii) a $1.4 million write-off of IPR&D related to the acquisition of additional shares of Given Imaging; (iii) a $1.8 million gain as our portion in Notal's net income in the second quarter of 2007 as a result of an approximately $10 million gain recorded by Notal from the arbitration award in favor of Notal in connection with its dispute with its former distributor, Zeiss; and (iv) our share in the gain recorded by NetVision as a result of the establishment of NANA10.

The net loss we reported in the three and six months ended June 30, 2006 resulted mainly from our share in the net loss of our group companies in the amount of $7.0 million and $12.0 million, respectively, which included an amount of $2.5 million, being our share in the impairment charge in Galil Medical's investment in Oncura, and from the absence of gains from sales of our share of group companies in both periods.

The following table summarizes our operating results:

                                                Three months ended           Six months ended
                                                     June 30,                    June 30,
                                              ----------------------      ----------------------
                                                2007          2006          2007          2006
                                              --------      --------      --------      --------
                                                                  (millions of $)
                                              --------------------------------------------------
                                                                     Unaudited
                                              --------------------------------------------------

Net revenues                                       1.2           3.8           2.2           7.1
Net loss from equity investments                  (3.0)         (8.4)         (8.4)        (11.9)
Gains from disposal of business and
  affiliated companies and changes
  in holdings in affiliated companies              0.8            --          12.5            --
Other income, net                                  5.7           0.7           6.1           3.4
Finance income, net                                0.4           1.2           1.8           2.3
                                              --------      --------      --------      --------
  Total income (loss)                              5.0          (2.6)         14.3           0.9
                                              --------      --------      --------      --------
Cost of revenues                                   0.4           2.0           0.9           3.9
Operating expenses                                 6.4           7.3          12.7          13.9
                                              --------      --------      --------      --------
Total costs and expenses                           6.8           9.3          13.6          17.8
Income (loss) before income taxes                 (1.8)        (11.9)          0.7         (16.9)
                                              --------      --------      --------      --------
Tax benefit (Income taxes)                         1.0           0.2          (0.6)         (0.1)
Minority interest                                  1.6           5.3           3.3           7.0
                                              --------      --------      --------      --------
Net income (loss)                                  0.8          (6.4)          3.4          (9.9)
                                              --------      --------      --------      --------

INCOME

NET REVENUES. Net revenues consisted of sales of products and services by our subsidiary, SELA (and in 2006 - also Galil Medical). The following table sets forth these revenues:

                                                Three months ended           Six months ended
                                                     June 30,                    June 30,
                                              ----------------------      ----------------------
                                                2007          2006          2007          2006
                                              --------      --------      --------      --------
                                                                  (millions of $)
                                              --------------------------------------------------
                                                                     Unaudited
                                              --------------------------------------------------

SELA                                               1.2           1.5           2.2           3.0
Galil Medical (1)                                    -           2.2             -           4.0
Other                                                -           0.1             -           0.1
                                              --------      --------      --------      --------
                                                   1.2           3.8           2.2           7.1
                                              --------      --------      --------      --------

----------

     (1)  Galil Medical had been consolidated through December 2006.

SHARE IN NET LOSSES OF AFFILIATED COMPANIES. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $3.0 million and $8.4 million in the three and six months period ended June 30, 2007, compared to $8.4 million and $11.9 million in the comparable periods in 2006. The decrease derived primarily from the following: (i) a $1.8 million gain as our portion in Notal's net income in the second quarter of 2007 as a result of an approximately $10 million gain recorded by Notal from the arbitration award in favor of Notal in connection with its dispute with its former distributor, Zeiss; (ii) our share in the amount of approximately $1 million in the gain recorded by NetVision as a result of the establishment of NANA10 and (iii) a $6.1 million impairment charge recorded in the second quarter of 2006, in Galil Medical's investment in Oncura ($2.5 million after minority interest). This decrease was offset mainly by (i) a $2.0 million and $3.7 million, our share in the net losses of

Galil Medical and 3DV in the three and six months ended June 30, 2007 while their results in the same period last year were consolidated; and (ii) a $1.4 million write-off of IPR&D relating to the acquisition of additional shares of Given Imaging recorded in the second quarter of 2007.

     HIGHLIGHTS OF THE RESULTS OF OPERATIONS OF OUR MAJOR AFFILIATES:

     GIVEN IMAGING (NASDAQ: GIVN) (23% HOLDING DIRECTLY AND INDIRECTLY THROUGH RDC AS OF JUNE 30, 2007). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsule, recorded revenues of $27.8 million and $50.9 million in the three and six months period ended June 30, 2007 compared to $23.2 million and $43.5 million in the same periods in 2006. Given Imaging's net income in the three and six months period ended June 30, 2007 was $0.6 million and $0.7 million, compared to net loss of $0.7 million and $3.7 million in the same periods in 2006. In April, Japan's Ministry of Health, Labor and Wealth approved the PillCam SB Capsule and equipment for sale and marketing. In addition, Given Imaging signed a global strategic agreement with Fujinon Corporation to collaborate on research and development and sourcing as well as non-exclusive distribution activities.

     GALIL MEDICAL (A 20.5% HOLDING DIRECTLY AND INDIRECTLY THROUGH RDC). Galil Medical is a medical device company that develops, manufactures and markets medical supplies based on innovative cryotherapy technology while incorporating powerful freezing technolgy and revolutionary needle design to destroy malignant and benign tumors. Galil Medical's revenues in the three and six month period ended June 30, 2007 amounted to $6.3 million and $12.9 million, compared to $2.2 million and $4.0 million in the same periods in 2006. Through December 2006 Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it held a 25% interest which Galil Medical sold in December 2006. At the same time Galil purchased from Oncura its urology related cryotherapy business, thereby resulting in an increase in Galil Medical's revenues. Galil Medical's operating loss in the three and six month period ended June 30, 2007 amounted to $2.7 million and $4.5 million, compared to an operating income of $0.1 million and operating loss of $0.1 million in the same periods in 2006, resulting from higher level of research and development and sales and marketing activities as a result from the purchase of the cryotherapy business.

     NETVISION (A 17% HOLDING) (TASE: NTSN). The following results of NetVision for the three and six months periods ended June 30,2007 reflect the combined results of NetVision, Barak and GlobCall (hereafter: "NetVision Group") based on generally accepted accounting principles ("GAAP") in Israel. NetVision Group's revenues in the three and six month period ended June 30, 2007 amounted to $69.9 million and $140.3 million, compared to $72.2 million and $140.8 million in the comparable periods in 2006. NetVision Group's operating income in the three and six month period ended June 30, 2007 amounted to $2.0 million and $4.9 million, compared to $7.6 million and $13.7 million in the same periods of 2006 and its net income amounted to $7.0 million and $9.0 million compared to a net loss of $4.7 million and $4.3 million, respectively in the comparable periods of 2006. NetVision Group's net income in both periods in 2007 included a gain net of tax in the amount of approximately $5.3 million resulting from the NANA10 transaction (see above under "MAJOR TRANSACTIONS AND INVESTMENTS DURING THE FIRST HALF OF 2007 AND SUBSEQUENTLY").

     NetVision Group's broadband customer base at June 30, 2007 reached approximately 513,000 compared to 498,000 at December 31, 2006. NetVision Group's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at June 30, 2007 according to which $1.00 equaled NIS 4.249.

     Other companies in our group (including companies which are accounted under the cost method) such as Wavion, 3DV, Enure, NuLens, Brainsgate and Neurosonix, are progressing in the development of their products, and ChipX, Jordan Valley, AMT, Notal, Safend and Atlantium recorded in the first half of 2007 higher revenues as compared to the first half of 2006. Teledata's revenues in the first half of 2007 decreased as compared to the first half of 2006, however, in July 2007, Teledata announced that it has won a $22 million deal from a major telecommunications company in Central Asia, which will enable Teledata to grow its revenues in 2007.

     We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

GAINS FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in the three and six months period ended June 30, 2007 amounted to $0.8 million and $12.5 million, mainly as a result of a $10.3 million gain ($9.1 million net of tax) from the merger between NetVision, Barak and Globcall in the first quarter of 2007, a $1.8 million gain from the private placement and the exercise of options and debentures in NetVision and a $0.5 million gain from the sale of our 45% interest in CellAct in consideration for $0.8 million the first quarter of 2007. No gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies were reported in the three and six month period ended June 30, 2006.

OTHER INCOME, NET. Other income, net, amounted to $5.7 million and $6.1 million in the three and six months ended June 30, 2007, respectively, compared to $0.7 million $3.4 million in the comparable period in 2006. The gain in the three and six months period ended June 30, 2007 resulted mainly from the sale of Elbit's real estate in Carmiel in the amount of $5.5 million ($4.1 million net of tax) and the sale of some of M-Wise's shares held by us for $0.7 million. The gain in the three month periods ended June 30, 2006 resulted mainly from a dividend distributed by Partner in the amount of $1.0 million. The gain in the six months period of 2006 also included a $2.7 million gain resulting from the settlement of Mediagate's bank loan.

FINANCE INCOME, NET. Finance income, net, amounted in the three and six months ended June 30, 2007 to $0.4 million and $1.8 million, compared to $1.2 million and $2.3 million in the same periods in 2006. The decrease resulted mainly from $0.8 million issuance expenses relating to the issuance of Convertible Debentures and Options to Convertible Debentures by our subsidiary, Starling.

EXPENSES

COST OF REVENUES. Cost of revenues consisted primarily of expenses related to salaries and materials associated with delivering products and services of our subsidiaries, mainly SELA (in 2006 - also Galil Medical). Cost of revenues in the three and six month period ended June 30, 2007 amounted to $0.4 million and $0.9 million, compared to $2.0 million and $3.9 million in the same periods in 2006.

OPERATING EXPENSES. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly SELA, Medingo and Starling (and in 2006 also Galil Medical and 3DV). The following table sets forth the operating expenses:

                                                Three months ended           Six months ended
                                                     March 30                     June 30
                                              ----------------------      ----------------------
                                                2007          2006          2007          2006
                                              --------      --------      --------      --------
                                                                  (millions of $)
                                              --------------------------------------------------
                                                                     Unaudited
                                              --------------------------------------------------

Corporate                                          1.6           1.6           3.7           3.3
Galil Medical(1)                                     -           0.8             -           1.5
 SELA                                              0.7           1.0           1.3           2.1
Starling                                           1.4           1.1           3.1           2.3
3DV(1)                                               -           0.8             -           1.5
Enure(2)                                             -           0.9             -           1.4
Medingo                                            1.8           0.7           3.2           1.2
RDC                                                0.9           0.3           1.3           0.6
                                              --------      --------      --------      --------
                                                   6.4           7.3          12.7          13.9
                                              --------      --------      --------      --------

----------

     (1)  Galil Medical and 3DV had been consolidated through December 2006.

     (2)  Enure had been consolidated through August 2006.


SELA's operating expenses amounted to $0.7 million and $1.3 million in the three and six months ended June 30, 2007, compared to $1.0 million and $2.1 million in the same periods in 2006 and its operating loss was nil in the three and six months ended June 30, 2007 as compared to an operating loss of $0.1 million and $0.3 million in the same periods of 2006.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at June 30, 2007, were approximately $96.3 million compared with $128.7 million at December 31, 2006 (of which an amount of $6.8 million proceeds from the issuance of Convertible Debentures by Starling is restricted and will be used by Starling only upon achieving certain milestones). At June 30, 2007, corporate cash, debentures and deposits were $83.5 million compared with $123.5 million at December 31, 2006.

The main sources of corporate cash and other liquid instruments in the six months ended June 30, 2007, were $11.6 million of proceeds from Elbit's sale of its real estate in Carmiel (of which approximately $4 million are held by a trustee), $0.7 million and $0.4 million of proceeds from the sale of M-Wise and CellAct shares, respectively.

The main uses of the corporate cash and other liquid instruments in the first half of 2007, were $41.5 million of investments and loans to our group companies and tax payment during the first quarter of tax liability in the amount of $7.6 million, mainly with respect to the sale of Partner shares at the end of 2006. The investments and loans to our group companies during the first half of 2007 are detailed in the following table:

      Consolidated companies
      ----------------------
      Starling (mainly participation in Starling's IPO)              4.2
      Medingo                                                        1.0
      SELA                                                           0.2
                                                                     ---
                                                                     5.4
                                                                     ---
      Affiliated companies and other investments
      ------------------------------------------
      Given Imaging                                                 18.7
      RADLIVE                                                        3.8
      Pocared                                                        3.5
      AqWise                                                         3.4
      AMT                                                            1.8
      ChipX                                                          1.3
      Wavion                                                         1.3
      BPT                                                            1.1
      Other                                                          1.2
                                                                   -----
                                                                    36.1
                                                                   -----
      Total corporate investments                                   41.5
                                                                   -----

Consolidated working capital at June 30, 2007 amounted to $89.6 million compared to $113.5 million at December 31, 2006.

Consolidated loans at June 30, 2007, were approximately $5.5 million, compared to $6.3 million at December 31, 2006. Convertible Debentures at June 30, 2006 amounted to $5.2 million and represent the minority portion of the Convertible Debentures issued by Starling.

Subsequent to June 30, 2007 and through August 14, 2007, we invested an additional aggregate amount of approximately $4.7 million, which include mainly of a $1.0 million loan to AMT, a $1.0 million loan to Medingo and a $1.0 million investment in MuseStorm.

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at June 30, 2007, was approximately $303.5 million, representing approximately 91% of the total assets compared with $297.5 million representing approximately 91% of total assets at December 31, 2006.

                                    # # # # #

       ELRON ELECTRONIC INDUSTRIES LTD.
       AND ITS SUBSIDIARIES



                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2007
                               -------------------
                                   (Unaudited)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED


                              FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2007


                                    UNAUDITED


                                     INDEX


                                                                       PAGE
                                                                       ----

CONSOLIDATED BALANCE SHEETS                                             1-2

CONSOLIDATED STATEMENTS OF OPERATIONS                                     3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                           4-5

CONSOLIDATED STATEMENTS OF CASH FLOWS                                   6-7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                          8-17

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS                            18

                      - - - - - - - - - - - - - - - - - - -

                          ELRON ELECTRONIC INDUSTRITES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                               JUNE 30,     DECEMBER 31,
                                                                 2007          2006
                                                             ------------   ------------
                                                              UNAUDITED
                                                             ------------

   ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                 $     18,502   $     52,954
   Short-term investments                                          23,678         19,917
   Restricted cash (See Note 3g)                                    6,789             --
   Available for sale marketable securities                        47,369         55,862
   Trade receivables                                                1,217            642
   Other receivables and prepaid expenses*                          7,705          3,043
   Inventories                                                      2,019          1,615
                                                             ------------   ------------

  Total current assets                                            107,279        134,033
                                                             ------------   ------------

INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                            134,090        100,392
   Investments in other companies and long-term receivables*       73,845         68,215
   Deferred taxes                                                  10,010          9,182
   Severance pay deposits                                           1,798          1,662
                                                             ------------   ------------

Total investments and long-term receivables                       219,743        179,451
                                                             ------------   ------------

PROPERTY AND EQUIPMENT, NET                                         1,434          7,223
                                                             ------------   ------------

INTANGIBLE ASSETS
   Goodwill                                                         2,742          2,742
   Other intangible assets                                          2,791          2,800
                                                             ------------   ------------

Total intangible assets                                             5,533          5,542
                                                             ------------   ------------

Total assets                                                 $    333,989   $    326,249
                                                             ============   ============

----------
* Includes short-term receivables from related parties in the aggregate amount of $242 and $95 as of June 30, 2007 and December 31, 2006, respectively, and long-term receivables from related parties in the aggregate amount of $484 and $467 as of June 30, 2007 and December 31, 2006, respectively.


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                               JUNE 30,     DECEMBER 31,
                                                                 2007          2006
                                                             ------------   ------------
                                                              UNAUDITED
                                                             ------------
  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term loans from banks and others                     $      1,077   $      1,891
  Current maturities of long-term loans from banks
    and others                                                      2,237          2,249
  Trade payables                                                    3,363          2,988
  Other payables and accrued expenses                              10,970         13,407
                                                             ------------   ------------

Total current liabilities                                          17,647         20,535
                                                             ------------   ------------

LONG-TERM LIABILITIES
  Long-term loans from banks and others                             2,180          2,113
  Convertible debentures (See Note 3g)                              5,207             --
  Options to convertible debentures (See Note 3g)                   1,002             --
  Accrued severance pay and retirement obligations                  2,481          2,209
  Deferred taxes                                                      214          1,408
                                                             ------------   ------------

Total long-term liabilities                                        11,084          5,730
                                                             ------------   ------------

MINORITY INTEREST                                                   1,786          2,480
                                                             ------------   ------------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.003 par value; Authorized -
    35,000,000 shares as of June 30, 2007 and
    December 31, 2006; Issued and outstanding:
    29,620,775 and 29,592,748 shares as of June 30,
    2007 and December 31, 2006, respectively.                       9,573          9,573
  Additional paid-in capital                                      275,710        272,930
  Accumulated other comprehensive income                            1,110          1,298
  Retained earnings                                                17,079         13,703
                                                             ------------   ------------

 Total shareholders' equity                                       303,472        297,504
                                                             ------------   ------------

 Total liabilities and shareholders' equity                  $    333,989   $    326,249
                                                             ============   ============

              The accompanying notes are an integral part of the
                       consolidated financial statements.

              ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                    SIX MONTHS ENDED         THREE MONTHS ENDED          YEAR ENDED
                                                                        JUNE 30,                    JUNE 30,            DECEMBER 31,
                                                                ------------------------    ------------------------    -----------
                                                                   2007          2006          2007         2006            2006
                                                                ----------    ----------    ----------    ----------    -----------
                                                                                     UNAUDITED
                                                                ----------------------------------------------------

INCOME
  Net revenues*                                                 $    2,164    $    7,138    $    1,183    $    3,816    $   12,863
  Equity in losses of affiliated companies                          (8,347)      (11,866)       (3,039)       (8,371)      (17,740)
  Gain (loss) from disposal of businesses and
    affiliated companies and changes in holdings in
    affiliated consolidated companies, net                          12,541            (7)          824           (23)        2,547
  Other income, net                                                  6,130         3,367         5,657           738        29,310
  Financial income, net                                              1,805         2,280           408         1,196         4,051
                                                                ----------    ----------    ----------    ----------    ----------

                                                                    14,293           912         5,033        (2,644)       31,031
                                                                ----------    ----------    ----------    ----------    ----------
COSTS AND EXPENSES
  Cost of revenues                                                     894         3,862           432         2,017         6,625
  Research and development costs, net                                4,966         5,878         2,591         2,970        11,758
  Marketing and selling expenses, net                                1,073         2,128           557         1,253         4,717
  General and administrative expenses                                6,616         5,911         3,168         3,030        12,995
  Amortization of intangible assets                                      9             9             5             4            18
                                                                ----------    ----------    ----------    ----------    ----------

                                                                    13,558        17,788         6,753         9,274        36,113
                                                                ----------    ----------    ----------    ----------    ----------

Income (loss) before taxes on income                                   735       (16,876)       (1,720)      (11,918)       (5,082)
Tax benefit (taxes on income)                                         (568)          (99)          954           183        (1,110)
                                                                ----------    ----------    ----------    ----------    ----------
Income (loss) after taxes on income                                    167       (16,975)         (766)      (11,735)       (6,192)
Minority interest in losses of subsidiaries                          3,209         7,037         1,574         5,310         9,224
                                                                ----------    ----------    ----------    ----------    ----------

Net income (loss)                                               $    3,376    $   (9,938)   $      808    $   (6,425)   $    3,032
                                                                ==========    ==========    ==========    ==========    ==========

Income (loss) per share:
  Basic:

  Net income (loss)                                             $     0.11    $    (0.34)   $     0.03    $    (0.22)   $     0.10
                                                                ==========    ==========    ==========    ==========    ==========
  Diluted:

  Net income (loss)                                             $     0.11    $    (0.35)   $     0.02    $    (0.22)   $     0.07
                                                                ==========    ==========    ==========    ==========    ==========

Weighted average number of ordinary shares used in
  computing basic net income (loss) per share
  (thousands)                                                       29,603        29,523        29,605        29,532        29,532
                                                                ==========    ==========    ==========    ==========    ==========
Weighted average number of ordinary shares used in
  computing diluted net income (loss) per share
  (thousands)                                                       29,704        29,523        29,713        29,532        29,624
                                                                ==========    ==========    ==========    ==========    ==========

-----------
* Includes revenues from related parties, in the amount of $1,762 and $3,506 for the three and six months ended June 30, 2006, respectively, and an amount of $6,699 for the year ended December 31, 2006.

              The accompanying notes are an integral part of the
                       consolidated financial statements.

                          ELRON ELECTRONIC INDUSTRITES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                    ADDITIONAL   ACCUMULATED OTHER
                                                      NUMBER OF          SHARE        PAID-IN      COMPREHENSIVE      RETAINED
                                                       SHARES           CAPITAL       CAPITAL         INCOME          EARNINGS
                                                     ------------    ------------   ------------   -------------    ------------

AUDITED
BALANCE AS OF JANUARY 1, 2006                          29,483,455    $      9,572   $    271,132   $      10,741    $     10,671
Exercise of options                                       109,293               1            527
Stock - based compensation                                     --              --            344              --              --
Capital transaction in affiliated
  company (gain on purchase by affiliate
  of its subsidiary's preferred stock)                         --              --            927              --              --
Other comprehensive loss, net of tax:
  Unrealized gain on available for sale securities             --              --             --           6,493              --
  Reclassification adjustment for gain realized
    included in net income                                     --              --             --         (16,645)             --
  Foreign currency translation adjustments                     --              --             --             709              --
Net income                                                     --              --             --              --           3,032
                                                     ------------    ------------   ------------   -------------    ------------

BALANCE AS OF DECEMBER 31, 2006                        29,592,748    $      9,573   $    272,930   $       1,298    $     13,703
Total comprehensive loss


Exercise of options                                        28,027              --            140              --              --
Stock - based compensation                                     --              --            157              --              --
Increase in investment due to issuance of shares
  by a development stage subsidiary company (see
  note 3.g.)                                                   --              --          2,483              --              --
Other comprehensive loss, net of tax:
  Unrealized gain on available for sale securities             --              --             --             958              --
  Reclassification adjustment for gain realized
    included in net loss                                       --              --             --            (901)             --
  Foreign  currency  translation  adjustments
    included in net income due to decrease in
    holdings in affiliated company                             --              --             --             (99)             --
  Foreign currency translation adjustments                     --              --             --            (146)             --
Net income                                                     --              --             --              --           3,376
                                                     ------------    ------------   ------------   -------------    ------------

BALANCE AS OF JUNE 30, 2007 (UNAUDITED)                29,620,775    $      9,573   $    275,710   $       1,110    $     17,079
                                                     ============    ============   ============   =============    ============
Total comprehensive income


BALANCE AS OF JANUARY 1, 2006                          29,483,455    $      9,572   $    271,132   $      10,741    $     10,671
Exercise of options                                        48,500              --            242              --              --
Stock - based compensation                                     --              --            190              --              --
Other comprehensive loss, net of tax:
  Unrealized loss on available for sale
    securities                                                 --              --             --          (1,832)             --
  Reclassification adjustment for loss
    realized and other than temporary
    impairment included in net loss                            --              --             --             386              --
  Foreign currency translation adjustments                     --              --             --             258              --
Net loss                                                       --              --             --              --          (9,938)
                                                     ------------    ------------   ------------   -------------    ------------

BALANCE AS OF JUNE 30, 2006 (UNAUDITED)                29,531,955    $      9,572   $    271,564   $       9,553    $        733
                                                     ============    ============   ============   =============    ============
Total comprehensive loss

                                                        TOTAL           TOTAL
                                                     SHAREHOLDERS'   COMPREHENSIVE
                                                        EQUITY       INCOME (LOSS)
                                                     -------------   -------------

AUDITED
BALANCE AS OF JANUARY 1, 2006                        $     302,116
Exercise of options                                            528              --
Stock - based compensation                                     344              --
Capital transaction in affiliated
  company (gain on purchase by affiliate
  of its subsidiary's preferred stock)                         927              --
Other comprehensive loss, net of tax:
  Unrealized gain on available for sale securities           6,493           6,493
  Reclassification adjustment for gain realized
    included in net income                                 (16,645)        (16,653)
  Foreign currency translation adjustments                     709             709
Net income                                                   3,032           3,032
                                                     -------------    ------------

BALANCE AS OF DECEMBER 31, 2006                      $     297,504
Total comprehensive loss                                              $     (6,419)
                                                                      ============

Exercise of options                                            140              --
Stock - based compensation                                     157              --
Increase in investment due to issuance of shares
  by a development stage subsidiary company (see
  note 3.g.)                                                 2,483              --
Other comprehensive loss, net of tax:
  Unrealized gain on available for sale securities             958    $        958
  Reclassification adjustment for gain realized
    included in net loss                                      (901)           (901)
  Foreign  currency  translation  adjustments
    included in net income due to decrease in
    holdings in affiliated company                             (99)            (99)
  Foreign currency translation adjustments                    (146)           (146)
Net income                                                   3,376           3,376
                                                     -------------    ------------

BALANCE AS OF JUNE 30, 2007 (UNAUDITED)              $     303,472
                                                     =============
Total comprehensive income                                            $      3,188
                                                                      ============

BALANCE AS OF JANUARY 1, 2006                        $     302,116              --
Exercise of options                                            242
Stock - based compensation                                     190              --
Other comprehensive loss, net of tax:
  Unrealized loss on available for sale
    securities                                              (1,832)   $     (1,832)
  Reclassification adjustment for loss
    realized and other than temporary
    impairment included in net loss                            386             386
  Foreign currency translation adjustments                     258             258
Net loss                                                    (9,938)         (9,938)
                                                     -------------    ------------

BALANCE AS OF JUNE 30, 2006 (UNAUDITED)              $     291,422
                                                     =============
Total comprehensive loss                                              $    (11,126)
                                                                      ============

              The accompanying notes are an integral part of the
                       consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                                                      RETAINED
                                                                                    ADDITIONAL   ACCUMULATED OTHER    EARNINGS
                                                      NUMBER OF          SHARE        PAID-IN      COMPREHENSIVE    (ACCUMULATED
                                                       SHARES           CAPITAL       CAPITAL         INCOME          DEFICIT)
                                                     ------------    ------------   ------------   -------------    ------------
UNAUDITED
BALANCE AS OF APRIL 1, 2007                            29,600,775    $      9,573   $    273,056   $       2,247    $     16,271
Exercise of options                                        20,000              --            100              --              --
Stock based compensation                                       --              --             71              --              --
Increase in investment due to issuance of
  shares by a development stage subsidiary
  company (see note 3.g.)                                      --              --          2,483              --              --
Other comprehensive income (loss), net of tax:
  Unrealized loss on available for sale
    securities                                                 --              --             --            (246)             --
  Reclassification adjustment for loss realized
    included in net loss                                       --              --             --            (414)             --
  Foreign currency translation adjustments
    included in net income due to decrease
    in holdings in affiliated company                          --              --             --             166              --
  Foreign currency translation adjustments                     --              --             --            (643)             --
Net income                                                     --              --             --              --             808
                                                     ------------    ------------   ------------   -------------    ------------

BALANCE AS OF JUNE 30, 2007 (UNAUDITED)                29,620,775    $      9,573   $    275,710   $       1,110    $     17,079
                                                     ============   =============   ============   =============    ============
Total comprehensive loss


UNAUDITED
BALANCE AS OF APRIL 1, 2006                            29,531,955    $      9,572   $    271,468   $       9,428    $      7,158
Stock based compensation                                       --              --             96              --              --
Other comprehensive income (loss), net of tax:
Unrealized loss on available for sale securities               --              --             --            (352)             --
Reclassification  adjustment for loss realized
  included in net loss and other than temporary
  other than temporary impairment included in
  net loss                                                     --              --             --             144              --
Foreign currency translation adjustments                       --              --             --             333              --
Net loss                                                       --              --             --              --          (6,425)
                                                     ------------    ------------   ------------   -------------    ------------

BALANCE AS OF JUNE 30, 2006 (UNAUDITED)                29,531,955    $      9,572   $    271,564   $       9,553    $        733
                                                     ============   ============    ============   =============    ============
Total comprehensive loss

                                                        TOTAL           TOTAL
                                                     SHAREHOLDERS'   COMPREHENSIVE
                                                        EQUITY       INCOME (LOSS)
                                                     -------------   -------------
UNAUDITED
BALANCE AS OF APRIL 1, 2007                          $     301,147              --
Exercise of options                                            100              --
Stock based compensation                                        71              --
Increase in investment due to issuance of
  shares by a development stage subsidiary
  company (see note 3.g.)                                    2,483              --
Other comprehensive income (loss), net of tax:
  Unrealized loss on available for sale
    securities                                                (246)   $       (246)
  Reclassification adjustment for loss realized
    included in net loss                                      (414)           (414)
  Foreign currency translation adjustments
    included in net income due to decrease
    in holdings in affiliated company                          166             166
  Foreign currency translation adjustments                    (643)           (643)
Net income                                                     808             808
                                                     -------------   -------------

BALANCE AS OF JUNE 30, 2007 (UNAUDITED)              $     303,472
                                                     =============
Total comprehensive loss                                             $       (329)
                                                                     ============

UNAUDITED
BALANCE AS OF APRIL 1, 2006                          $     297,626              --
Stock based compensation                                        96              --
Other comprehensive income (loss), net of tax:
Unrealized loss on available for sale securities              (352)   $       (352)
Reclassification  adjustment for loss realized
  included in net loss and other than temporary
  other than temporary impairment included in
  net loss                                                     144             144
Foreign currency translation adjustments                       333             333
Net loss                                                    (6,425)         (6,425)
                                                     -------------   -------------

BALANCE AS OF JUNE 30, 2006 (UNAUDITED)              $     291,422
                                                     =============
Total comprehensive loss                                             $     (6,300)
                                                                     ============

              The accompanying notes are an integral part of the
                       consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,           YEAR ENDED
                                                           ----------------------------    DECEMBER 31,
                                                               2007            2006            2006
                                                           ------------    ------------    ------------
                                                                    UNAUDITED
                                                           ----------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                        $      3,376    $     (9,938)   $      3,032
  Adjustments to reconcile net income (loss) to net
    cash used in operating activities:
    Equity in losses of affiliated companies                      8,347          11,866          17,740
    Minority interest in losses of subsidiaries                  (3,209)         (7,037)         (9,224)
    Loss (gain) from disposal of businesses and
      affiliated companies and changes in holdings
      in affiliated companies, net                              (12,541)              7          (2,547)
    Loss (gain) from sale of investments in available-
      for-sale securities                                        (1,127)            341         (24,899)
    Gain from settlement of a subsidiary's loan                      --          (2,708)         (2,708)
    Depreciation and amortization                                   465             551           1,192
    Equity in losses (gains) of partnerships                        372             618             672
    Stock - based compensation and changes in liability
      in respect of call options                                    892             611             771
    Deferred taxes, net                                          (1,965)            (35)         (4,243)
      Convertible debentures and options to convertible
        debentures issuance costs recognized, included
        in net income                                               976              --              --
  Gain from sale of real estate                                  (5,450)             --              --
  Changes in operating assets and liabilities
    Decrease (increase) in trade receivables                       (575)             41            (457)
    Decrease (increase) in other receivables and
      prepaid expenses                                             (479)            103            (738)
    Decrease  in trading securities, net                             --              --              (2)
    Decrease (increase) in inventories and contracts-
      in-progress                                                  (404)             48          (1,069)
    Increase (decrease) in trade payables                           260             189           2,589
    Increase (decrease) in other payables and accrued
      expenses (mainly provision for income taxes)               (3,113)            273           7,195
    Other                                                            74             731             843
                                                           ------------    ------------    ------------
Net cash used in operating activities                           (14,101)         (4,339)        (11,853)
                                                           ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in affiliated companies                            (30,459)         (6,226)        (18,395)
  Proceeds from sale of affiliated companies shares                 413             992             992
  Proceeds from repayment of loans and sale of shares
    of former subsidiary                                             --              --           2,633
  Change in cash and cash equivalents resulting from
    disposal of businesses and decrease in holdings in
    formerly consolidated subsidiaries (Schedule A)                  --              --          (3,441)
  Investment in other companies                                  (5,580)         (6,439)        (25,153)
  Proceeds from sale and maturity of available for
    sale securities                                              25,412          22,855          82,332
  Investments in deposits                                       (16,256)        (25,707)        (40,183)
  Investment in available for sale securities                   (16,129)        (24,668)        (35,377)
  Proceeds  from deposits                                        12,576          54,040          72,878
  Investment in restricted deposits                              (6,789)             --              --
  Purchase of property and equipment                               (391)           (790)         (1,308)
  Proceeds from sale of real estate and property and
    equipment                                                     7,627              15              19
                                                           ------------    ------------    ------------
Net cash provided by investing activities                       (29,576)         14,072          34,997
                                                           ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from options exercised                                    90             242             527
  Repayment of long-term loans                                       (4)             (2)           (105)
  Decrease in short-term bank loan, net                            (188)           (400)            208
  Proceeds from issuance of shares to minority of
    subsidiary, net                                               3,814              --              --
  Proceeds from issuance of Convertible Debentures
    and Options to Convertible Debentures                         5,188              --              --
  Receipt of short-term loans, convertible loans and
    long-term loans from minority shareholders of a
    subsidiary                                                      325           2,197           2,660
                                                           ------------    ------------    ------------
Net cash used in financing activities                             9,225           2,037           3,290
                                                           ------------    ------------    ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (34,452)         11,770          26,434
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD         52,954          26,520          26,520
                                                           ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD         $     18,502    $     38,290    $     52,954
                                                           ============    ============    ============

              The accompanying notes are an integral part of the
                       consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,           YEAR ENBDED
                                                           ----------------------------    DECEMBER 31,
                                                               2007            2006            2006
                                                           ------------    ------------    ------------
                                                                    UNAUDITED
                                                           ----------------------------


Supplemental cash flow information:
Cash paid for:
Income taxes                                               $      7,648    $        672    $        794
                                                           ============    ============    ============

Interest                                                   $         47    $         42    $         69
                                                           ============    ============    ============
Non cash transaction
Proceeds from sale of shares of an affiliate
  not yet received                                         $        413    $         --    $         --
                                                           ============    ============    ============



SCHEDULE A:

CHANGE IN CASH AND CASH EQUIVALENTS RESULTING FROM
  DISPOSAL OF BUSINESSES AND DECREASE IN HOLDINGS
  IN FORMERLY CONSOLIDATED SUBSIDIARIES

  Assets and liabilities at date of sale:

  Working capital (working capital deficiency), net
    (except cash and cash equivalents)                     $         --    $         --    $      2,826
  Investment in affiliated Company                                   --              --          13,207
  Property and equipment                                             --              --             709
  Minority interest                                                  --              --         (10,036)
  Accrued severance pay, net                                         --              --            (215)
Long term loans                                                      --              --          (1,401)
Proceeds from repayment of loans and sale of shares
  of former subsidiary                                               --              --           2,633
  Other investments                                                  --              --          (1,713)
  Investment in affiliated Companies                                 --              --          (6,818)
                                                           ------------    ------------    ------------
  Net decrease in cash and cash equivalents                $         --    $         --    $     (3,441)
                                                           ============    ============    ============

              The accompanying notes are an integral part of the
                       consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 1:-      GENERAL

              The accompanying unaudited condensed interim consolidated financial statements have been prepared as of June 30, 2007, and for the three and six months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 6 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

              These financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2006, included in Form 20F for the year ended December 31, 2006 filed with the Securities and Exchange Commission ("the Company's annual financial statements").

              The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the period presented.

              Results for the three and six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

              b. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

              c. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Company's retained earnings and financial position.

              d. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its financial position and results of operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              e. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company is currently reviewing this new standard to determine its effects, if any, on its financial position and results of operations.

NOTE 3:-      MAJOR TRANSACTIONS

              a.   NETVISION
                   ---------

                   On January 25, 2007, NetVision Ltd. ("NetVision"), then held 36% by Elron and 36% by Discount Investment Corporation Ltd. ("DIC"), completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and the merger with GlobCall Communications Ltd. ("Globcall"), following which NetVision purchased from Barak shareholders all of Barak's issued share capital in exchange for approximately 46.5% of NetVision's share capital immediately after the transaction ("Barak Merger"), and from DIC, all of GlobCall's issued share capital in exchange for approximately 7% of NetVision's share capital immediately after the Barak Merger and the transaction ("GlobCall Merger"). The above mentioned exchange ratios were based upon companies valuations, that were issued to the parties by independent appraisers, according to which NetVision's value was estimated to be between 533,000 NIS (approximately $122,000) and 621,000 NIS (approximately $142,000), Barak's value was estimated to be between 456,000 NIS (approximately $105,000) and 529,000 NIS (approximately $121,000), and
                   GlobCall's value was estimated to be between 67,000 NIS (approximately $15,000) and 90,000 NIS (approximately $21,000). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are part of the IDB group and are considered entities under common control.

                   Following the transactions, Elron's, DIC's and Clal's holdings in NetVision decreased to approximately 18%, 25% and 29%, respectively. The merger was recorded in NetVision's financial statements based on the fair market value of NetVision ordinary shares issued, according to the purchase method of accounting. As a result of the Barak merger and GlobCall merger, Elron recorded gain of approximately $10,300 ($9,100 net of tax).

                   On June 26, 2007, Netvision consummated a transaction according to which its wholly owned subsidiary, NANA, and Channel 10 established new Israeli company under common control, namely NANA10. Nana is a portal that provides a variety of content and e-commerce services. Channel 10 is an Israeli commercial television channel. Following the transaction, Nana 10 holds exclusive rights for use of television content of Channel 10 on the Internet. As a result of the transaction Netvision recorded a gain net of tax of approximately $5,300, of which Elron's share was $1,000.

                   In June 2007, NetVision raised in a private placement an amount of approximately 52,000 NIS (approximately $12,000). As a result, Elron's holding in NetVision decreased to approximately 17%, resulting in a gain of approximately $1,100 ($800 net of tax). In addition, Elron recorded gain in the amount of approximately $1,800 ($600 net of tax) as a result of exercise of options and debentures in NetVision.

                   Elron continues to account for NetVision under the equity method of accounting as together with DIC and Clal, Elron has a significant influence over Netvision.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 3:-      MAJOR TRANSACTIONS (CONT.)

              b.   AQWISE
                   ------

                   On March 15, 2007, Elron completed the acquisition of approximately 34% of the outstanding ordinary shares of AqWise - Wise Water Solutions Ltd., an Israeli-based water technology company ("AqWise"), from Polar Investments Ltd. (TASE: PLR) and other existing shareholders in consideration for approximately $3,400.

                   AqWise headquartered in Israel with offices in Mexico, provides advanced biological wastewater treatment technologies. AqWise's patented AGAR(R) (Attached Growth Airlift Reactor) technology increases capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology to be used in existing plants or in new plants with limited space.

                   The excess of the purchase price over the company's share in the assets acquired and liability assumed amounted to approximately $3,400 and was allocated to intangible assets other then goodwill such as customers contracts and technology. The amounts allocated to the above intangible assets will be amortized on a straight-line basis over their weighted average expected useful life of 11 years.

                   Since the investment was in ordinary shares, the investment in AqWise is accounted for under the equity method of accounting under the provisions of APB 18.

              c.   GIVEN IMAGING
                   -------------

                   During May 2007, Elron has completed the purchase of 2.5% of the ordinary shares of Given Imaging Ltd. ("Given") in a series of open market transactions for an aggregate purchase consideration of approximately $18,700. As a result of these transactions, Elron's direct and indirect ownership interest in Given (through its direct holdings and its holdings in its subsidiary, RDC-Rafael Development Corporation Ltd. ("RDC")) increased to approximately 23%. In parallel transactions, Discount Investment Corporation Ltd. ("DIC"), a 49% shareholder of Elron, also purchased 2.5% of the ordinary shares of Given for the same aggregate consideration, increasing its holding in Given to approximately 16%. Following these transactions, Elron, DIC and RDC together held approximately 44% of the ordinary shares of Given.

                   The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $16,100 and was allocated as follows: approximately $8,300 to intangible assets other than goodwill, such as customer base and technology, approximately $1,400 to in-process research and development ("IPR&D") and approximately $6,400 to goodwill. Products which did not receive marketing clearance by regulatory authorities as of the acquisition date are considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 10 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 3:-      MAJOR TRANSACTIONS (CONT.)

              d.   BPT
                   ---

                   On April 19, 2007, Elron completed a new investment of $1,125 in BPT (Bio-Pure Technology) Ltd. ("BPT"), in consideration for 1,292,782 series A preferred shares of BPT. The aggregate financing round of $2,400 was led by Elron and Aurum Ventures M.K.I. In addition, as part of the transaction, Elron was issued with warrants to purchase an additional 430,927 preferred A shares at a price and upon conditions determined in the agreement. Following the investment, Elron holds approximately 20% of BPT on a fully diluted basis and on an as converted basis.

                   BPT, an Israeli based water technology company, provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and chemical process industries, employing its proprietary HMT(TM) (Hybrid Membrane Treatment (solution, based on NF (Nano-Filtration) membranes. BPT's solutions address aggressive wastewater streams and water-intensive applications in a wide range of industries, such as pharmaceuticals, chemicals, agrochemicals, metals, food & beverage, drinking water, water re-use and desalination.

                   Since the investment in Preferred A shares is not considered to be an investment that is in- substance common stock, the investment in BPT is accounted for under the cost method BPT is considered to be a variable interest entity, however, the Company is not the primary beneficiary of BPT, and accordingly has not consolidated BPT. As of June 30, 2007, the company's maximum exposure to loss as a result of its investment in BPT does not exceed the carrying value of its investment in BPT in the amount of $1,125.

              e.   RADLIVE
                   -------

                   On May 30, 2007 Elron completed a new investment of approximately $3,750 in Radlive Ltd. ("Radlive"), an Israeli company in consideration for 3,750,000 series A Preferred shares of Radlive. The aggregate financing round of $7,650 was jointly led by Elron and Gemini Israel Funds. As a result of the investment, Elron holds approximately 25% of RADLIVE's equity on a fully diluted basis and on an as converted basis. Radlive is engaged in the development of high definition telephony technologies and applications.

                   Since the investment in Preferred A shares is considered to be an investment that is in- substance common stock, the investment in BPT is accounted for under the equity method.

              f.   POCARED
                   -------

                   On June 12, 2007, Elron completed a new investment of approximately $5,350 in Pocared Diagnostics Ltd. ("Pocared"), an Israeli-based medical device company in consideration for 2,294,536 preferred D shares. The aggregate financing round of $10,700 was led by Elron and SCP Vitalife Partners II, L.P.

                   The investment was in two installments: the first of $3,500 was invested immediately, and an additional $1,900 is subject to the fulfillment of a milestone by Pocared. Following our aggregate investment, we will hold approximately 20% of Pocared's equity on a fully diluted basis and on an as converted basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 3:-      MAJOR TRANSACTIONS (CONT.)

              f.   POCARED (CONT.)
                   ---------------

                   Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared's wide technological platform may be used to address a wide range of medical and industrial diagnostic applications.

                   Since the investment in Preferred D shares is not considered to be an investment that is in- substance common stock, the investment in Pocared is accounted for under the cost method.

              g.   STARLING
                   --------

                   On June 13, 2007, Starling Advanced Communications Ltd. ("Starling"), then a 72.5% subsidiary of Elron, completed an initial public offering on the Tel Aviv Stock Exchange (TASE) in Israel of shares and convertible securities (convertible interest-bearing and NIS, Israeli CPI linked debentures ("Convertible Debentures") and options to the Convertible Debentures ("Options to Convertible Debentures") in consideration for aggregate gross proceeds of approximately NIS 57,000 (approximately $14,000). An amount of approximately $6,800 proceeds from the issuance of the Convertible Debentures is restricted and will be released from the restrictions and used by Starling upon achieving certain milestones, no later than November 30, 2008. Elron invested approximately $4,000 as part of the offering in consideration for 619,700 ordinary shares, 8,675,800 convertible debentures and 86,758 options to convertible debentures. In addition, immediately prior to the offering, existing shareholders of Starling, including Elron and its subsidiary, RDC, converted shareholder loans in the amount of approximately $6,500 into 6,488,783 ordinary shares and 393,126 Options to Convertible Debentures. Following the offering, Elron's consolidated holdings (directly and through RDC) in Starling's outstanding shares decreased from 72.5% to approximately 68%. Since Elron still have control over Starling, Elron continues to account for Starling as consolidated subsidiary.

                   According to SFAS No. 133 "Accounting For Derivative instruments And Hedging Activities" ("FAS 133") as amended by SFAS 155 "Accounting For Certain Hybrid Financial Instruments" ("FAS 155") the Convertible Debentures and the Options to Convertible Debentures is to be presented, in each reporting period, at their fair value in the balance sheet and the changes in fair value will be charged to finance income, net. As of June 30, 2007 the minority portion in the Convertible Debentures and in the Options to Convertible Debentures amounted to $5,207 and $1,002, respectively, and was presented as part of long term liabilities in the consolidated balance sheets.

                   Starling is considered a development stage Company. Accordingly, the changes in Elron's proportional shares of Starling's equity, resulting from the decrease in Elron's shares in Starling, have been accounted for as an equity transaction and as a result a capital reserve of approximately 3,300 (approximately $2,480 net of minority interest) was recorded.

NOTE 4:-      SALE OF REAL ESTATE
              -------------------

              On April 25, 2007, an agreement for the sale by our wholly owned subsidiary, Elbit Ltd., of its real estate in Carmiel, Israel, was signed for approximately $11,600. The transaction was completed during June 2007 and as a result, Elron recorded in the second quarter of 2007 a gain,

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 4:-      SALE OF REAL ESTATE (CONT.)
              ---------------------------

              in the amount of $5,500 (approximately $4,100 net of tax). The gain recorded is included in the line item "other income" in the statement of operations.

NOTE 5:-      CONTINGENT LIABILITIES
              ----------------------

              There were no material changes in the status of the Company's contingent liabilities as described in the Company's annual financial statements, the details of which are as follows:

              1. During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint's assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the Company has requested directions from the Court in regard to this action. On June 14, 2007, the plaintiff notified the defendants that it intends to ask the Court to renew proceedings in the case. No such motion has been received yet.

              2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants sought a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and were granted permission to appeal to the Supreme Court in Israel. On December 14, 2006, the Supreme Court referred the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. On June 10, 2007, in accordance with the directions of the Haifa District Court issued on April 11, 2007, the plaintiffs submitted an updated statement of claim and motion to recognize the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order complelling EMI to execute the alleged buy-out of Elscint's share at $14 per share but instead are claiming compensation for damages sustained due to the alleged failure of EMI to execute the buy-out, as well as due to other allegations. The amended statement of claim does not specify the monetary amount claimed, however it does include various allegations relating to the manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. The Court has ordered the defendants to respond to the revised motion to recognize the claim as a class action and to file statements of defense to the updated statement of claim by September 10 and 11 respectively.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


 NOTE 5:-     CONTINGENT LIABILITIES (CONT.)

                   In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action.

              3. During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) of the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

                   The Company denies all the allegations set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, more likely than not, will cause dismissal of the above claims.

              4. On September 20, 2006 Rafael Armaments Development Authority Ltd. ("Rafael") filed a claim with the Tel Aviv District Court against the company's 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense. The parties are conducting informal discussions in an effort to reach a mutually acceptable solution, however there is no assurance that these discussions will be successful in achieving such a solution.

                   Based on legal advice, the management is of the opinion that DEP and RDC have good defense arguments, which, more likely than not, will cause dismissal of the claim.


NOTE 6:- RECONCILIATION TO ISRAELI GAAP

              The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

              a.   Effect on the statement of operations:

                                                SIX MONTHS ENDED
                                                 JUNE 30, 2007
                                     ------------------------------------
                                                                 AS PER
                                         AS                      ISRAELI
                                      REPORTED   ADJUSTMENTS      GAAP
                                     ----------  -----------   ----------
                                                  UNAUDITED
                                     ------------------------------------

Net income (loss)                    $    3,376  $  (20,093)   $   16,717
Basic net loss per share                   0.11       (0.68)        (0.57)
Diluted net loss per share                 0.11       (0.68)        (0.57)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 6:-      RECONCILIATION TO ISRAELI GAAP (CONT.)

               a. Effect on the statement of operations: (Cont.)

                                                SIX MONTHS ENDED
                                                 JUNE 30, 2006
                                     ------------------------------------
                                                                 AS PER
                                         AS                      ISRAELI
                                      REPORTED   ADJUSTMENTS      GAAP
                                     ----------  -----------   ----------
                                                  UNAUDITED
                                     ------------------------------------

Net loss                             $   (9,938) $   (8,027)   $  (17,965)
Basic net loss per share                  (0.34)      (0.27)        (0.61)
Diluted net loss per share                (0.35)      (0.27)        (0.62)

                                                   YEAR ENDED
                                               DECEMBER 31, 2006
                                     ------------------------------------
                                                                 AS PER
                                         AS                      ISRAELI
                                      REPORTED   ADJUSTMENTS      GAAP
                                     ----------  -----------   ----------
                                                  UNAUDITED
                                     ------------------------------------

Net income (loss)                    $    3,032  $  (15,130)   $  (12,098)
Basic net income (loss) per share          0.10       (0.51)        (0.41)
Diluted net income (loss) per share        0.07       (0.50)        (0.43)


                                               THREE MONTHS ENDED
                                                 JUNE 30, 2007
                                     ------------------------------------
                                                                 AS PER
                                         AS                      ISRAELI
                                      REPORTED   ADJUSTMENTS      GAAP
                                     ----------  -----------   ----------
                                                  UNAUDITED
                                     ------------------------------------

Net income (loss)                    $      808  $   (5,006)   $   (4,198)
Basic net income (loss) per share          0.03       (0.17)        (0.14)
Diluted net income (loss) per share        0.02       (0.17)        (0.14)


                                               THREE MONTHS ENDED
                                                 JUNE 30, 2006
                                      ------------------------------------
                                                                 AS PER
                                         AS                      ISRAELI
                                      REPORTED   ADJUSTMENTS      GAAP
                                     ----------  -----------   ----------
                                                  UNAUDITED
                                     ------------------------------------

Net loss                             $   (6,425) $   (3,345)   $   (9,770)
Basic net loss per share                  (0.22)      (0.11)        (0.33)
Diluted net loss per share                (0.22)      (0.11)        (0.33)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 6:-      RECONCILIATION TO ISRAELI GAAP (CONT.)

              b.   Effect on the balance sheet:

                                             AS OF JUNE 30, 2007
                                      ------------------------------------
                                                                 AS PER
                                         AS                      ISRAELI
                                      REPORTED   ADJUSTMENTS      GAAP
                                     ----------  -----------   ----------
                                                  UNAUDITED
                                     ------------------------------------

Total assets                         $  333,989  $  (66,642)   $  267,347

Total liabilities including
  minority interest                      30,517       2,909        33,426

Total equity                            303,472     (69,551)      233,921


                                            AS OF DECEMBER 31, 2006
                                      ------------------------------------
                                                                 AS PER
                                         AS                      ISRAELI
                                      REPORTED   ADJUSTMENTS      GAAP
                                     ----------  -----------   ----------
                                                  UNAUDITED
                                     ------------------------------------

Total assets                         $  326,249  $  (58,970)   $  267,279

Total liabilities including
  minority interest                      28,745        (957)       29,702

Total equity                            297,504     (59,927)      237,577


              c.   Material adjustments:

                   1. The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP detailed in Note 26 to the Company's annual financial statements for 2006 and from the following:

                        a.   NetVision

                             As described in Note 3a, under U.S GAAP the Barak Merger and GlobCall Merger were accounted in NetVision's financial statement at fair value according to the purchase method. Under Israeli GAAP, the Barak Merger and GlobCall Merger accounted as "as pooling" since these transactions are considered business combination between parties under common control. The difference between Elron's share in NetVision's shareholder's equity before and after the transactions was recorded by Elron as capital reserve, while under U.S GAAP it was recognized as a gain in the statement of operations.

                        b.   Starling IPO

                             1. As described in note 3g, under U.S GAAP since Starling is considered a development stage company, the changes in Elron's proportional share of Starling's equity, resulting from the decrease in Elron's share in Starling, have been accounted for as an equity transaction and as a result a capital reserve of approximately 3,300 (approximately $2,480 net of minority interest) was recorded. According to Israeli GAAP, the changes in the Company's

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 6:-      RECONCILIATION TO ISRAELI GAAP (CONT.)

              c.   Material adjustments: (Cont.)

                        b.   Starling IPO (Cont.)

                             proportionate share of Starling's equity will be recorded as gain from disposal of businesses in the higher amount between the accumulated losses to be recorded and a portion of the gain over a period of three years.

                        c.   Sale of real estate

                             As described in Note 4, during June 2007, Elbit sold its real estate in Carmiel. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger. Therefore the gain net of tax recorded in respect of the above sale based on Israeli GAAP amounted to approximately $5,400, as compared to approximately $4,100 under U.S GAAP.

                   2. Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS):

                        In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" ("the Standard"). Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008.

                        Since the financial statements are in accordance to US GAAP, the Company includes in its financial statements a note of reconciliation between US GAAP and Israeli GAAP. Commencing January 1, 2008 the Company will include reconciliation between US GAAP to IFRS in a note to its financial statements.

                        The Company is evaluating the effect of the new Standard on its financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


DETAILS RELATING TO MAJOR INVESTMENTS AS OF JUNE 30, 2007:

                                                       CARRYING
                                                       VALUE OF
                                                         THE           MARKET VALUE OF THE
                                                      INVESTMENT         PUBLICLY TRADED
                                           % OF         AS OF           INVESTMENTS AS OF:
                                         OWNERSHIP     JUNE 30,      JUNE 30,     AUGUST 14,
                                        INTEREST(1)     2007(2)        2007          2007
                                        ----------    ----------    ----------    ----------

CONSOLIDATED COMPANIES:
----------------------

Starling (3)(4)                                 50%        3,955        12,475        12,984
SELA (3)                                        39%          681            --            --
Medingo (3)                                     50%         (488)           --            --

AFFILIATED COMPANIES (EQUITY):
-----------------------------
Given Imaging Ltd. (Nasdaq: GIVN) (3)           23%       82,814       209,690       177,189
NetVision Ltd. (TASE: NTSN)                     17%       26,739        56,816        48,830
ChipX                                           29%        2,075            --            --
AMT                                             34%        3,029            --            --
Wavion, Inc.                                    38%         (280)           --            --
Galil Medical Ltd. (3)                          20%        2,738            --            --
3DV Systems Ltd. (3)                            44%        1,630            --            --
Notal Vision, Inc.                              23%        1,867            --            --
Aqwise                                          34%        3,340            --            --
Radlive                                         29%        3,752            --            --

AVAILABLE FOR SALE:
------------------
EVS (Nasdaq: EVSNF.OB)                           7%        1,243         1,437         1,349
MWise Inc.                                       6%          982         1,231           947

PARTNERSHIP:
-----------
Gemini Israel Fund L.P.                          5%           16            --            --
InnoMed Ventures L.P.                           14%        2,941            --            --

COST:
----
Jordan Valley Ltd.                              27%        8,137            --            --
Impliant Inc.                                   22%        8,340            --            --
Teledata Ltd.                                   21%       16,800            --            --
Nulens Ltd.                                     29%        4,360            --            --
Brainsgate Ltd.                                 23%        7,036            --            --
Enure Networks Ltd.                             41%        2,215            --            --
Safend Ltd.                                     26%        3,700            --            --
Neurosonix Ltd.                                 16%        2,850            --            --
Atlantium Inc.                                  31%       10,006            --            --
BPT                                             19%        1,125            --            --
Pocared                                         17%        3,468            --            --

-----------
(1)  On the basis of the outstanding share capital.

(2)  Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4)  Includes Convertible Debentures and Options to Convertible Debentures.

                            - - - - - - - - - - - - - - - - - - -

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